UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 23, 2026

 Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

IMA203CD8 Data Release

On October 23, 2026, Immatics N.V. (the “Company” or “Immatics”) announced updated Phase 1 data for its IMA203CD8 PRAME TCR T-cell therapy across multiple solid tumor types.

Patient Population. As of August 7, 2026 data cutoff, 98 heavily pretreated patients across multiple advanced solid tumor types expressing PRAME that had undergone a median of 3 prior systemic treatments were enrolled in the ongoing Phase 1 dose escalation/dose expansion trial. Of these, 90 patients were evaluable for efficacy, including 27 with gynecologic cancers (ovarian and uterine cancer), 44 with melanoma, 12 with synovial sarcoma and 7 with other solid tumor types. The median dose for the safety population was 1.81x109 TCR T cells (range 0.44-12.50×109). The median total infused dose across seven escalating dose levels was 3.55×109 TCR T cells (range 0.47×109 – 12.50×109) for gynecologic cancers, 1.67×109 TCR T cells (range 0.44×109 – 11.80×109) for melanoma, 1.59×109 TCR T cells (range 0.89×109 – 10.00×109) for synovial sarcoma, and 1.95×109 TCR T cells (range 1.47×109 – 10.00×109) for other solid tumor types. All patients were heavily pretreated, and all 24 patients with ovarian cancer had received prior platinum-based therapy. Patients with gynecologic cancers had a median of four prior lines of systemic treatment (range 1 – 7), patients with melanoma had a median of three prior lines (range 0 – 9), patients with synovial sarcoma had a median of two prior lines (range 1 – 5) and patients with other solid tumor types had a median of four prior lines (range 2 – 7). Of the 90 efficacy-evaluable patients, patients with gynecologic cancers were the largest subgroup treated at clinically relevant doses (≥DL4c).

Safety Data. IMA203CD8 demonstrated a consistent and manageable safety profile across different solid tumor types and a wide dose range (median dose 1.81x109 TCR T cells, range 0.44-12.50x109). The most frequent treatment-emergent adverse events (“TEAEs”) were expected and included transient cytopenias associated with the lymphodepletion regimen and low-grade cytokine release syndrome (“CRS”), consistent with the mechanism of action. Immune effector cell-associated neurotoxicity syndrome (“ICANS”) was infrequently observed, and no IMA203CD8-related Grade 5 events occurred. Maximum tolerated dose (“MTD”) was not reached with doses up to 12.5 billion IMA203CD8 cells.

The following table shows TEAEs occurring in 20% or more of patients:

a All patients who started lymphodepletion, including 1 patient who did not receive IMA203CD8 cells

Anti-Tumor Activity and Durability. A one-time infusion of IMA203CD8 PRAME cell therapy showed anti-tumor activity across multiple tumor types for all evaluated dose levels, including lower dose levels not selected for further clinical development:

•	Objective response rate (“ORR”) was 51% (46/90) and confirmed ORR (“cORR”) was 41% (36/87)

o	Durable long-term responses were observed with ongoing responses for more than 2.5 years

•	Tumor reduction was observed in 83% (71/86) of patients with evaluable target lesions

•	Disease Control Rate (“DCR”) at week 6 was 82% (74/90)

The graphic below sets forth the observed anti-tumor activity across all evaluated dose levels and tumor types, including lower dose levels not selected for further clinical development.

3 patients without any post-baseline scan not evaluable for assessment of tumor reduction, not depicted in the plot, but included in efficacy calculations; For those patients who achieved a (c)CR with <100% change from baseline, target lesions were lymph nodes that resolved to <10 mm per RECIST 1.1. BOR, best overall response; (c)CR, (confirmed) complete response; NSCLC, non-small cell lung cancer; PD, progressive disease; (c)PR, (confirmed) partial response; SD, stable disease.

In 20 patients with gynecologic cancers (ovarian and uterine cancer) treated at clinically relevant dose levels (≥DL4c), IMA203CD8 demonstrated consistent anti-tumor activity with an ORR of 60% (12/20) and a cORR of 55% (11/20), a DCR of 70% (14/20) and tumor reduction in 68% (13/19) of patients. Early durability data showed a median duration of response (“mDOR”) of 8.4 months, with a median follow-up time (“mFU”) of 6.0 months, a median progression free survival (“mPFS”) of 5.8 months (mFU 8.1 months) and median overall survival (“mOS”) not reached at 7.8 months mFU.

1 patient without any post-baseline scan not evaluable for assessment of tumor reduction, not depicted in plot, but included in efficacy calculations; those patients achieving a (c)CR with <100% changes from baseline, target lesions were lymph nodes that resolved to <10 mm per RECIST 1.1; BOR, best overall response; (c)CR, (confirmed) complete response; PD, progressive disease; (c)PR, (confirmed) partial response; SD, stable disease.

Next Development Steps

Phase 1a dose escalation is complete. Immatics is currently enrolling patients with uterine cancer at clinically relevant doses to further expand the clinical dataset in this indication. In addition, a Phase 1/2 investigator-initiated trial (“IIT”) in patients with PRAME-positive pediatric cancers is planned to start in 1H 2027. The clinical activity of IMA203CD8 observed across tumor types with distinct biology and differing levels of PRAME expression, including ovarian cancer, uterine cancer, melanoma and synovial sarcoma, supports the broad applicability of IMA203CD8 across PRAME-positive cancers. The development approach for IMA203CD8 will leverage targeted cohorts of selected tumor types, such as ovarian cancer, uterine cancer, rare cancers and pediatric cancers to build the clinical evidence base for broader, tumor-agnostic application.

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Certain statements in this report may be considered forward-looking statements. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. For example, statements concerning timing of data read-outs for product candidates, the timing, outcome and design of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration-enabling), the timing and outcomes of IND, CTA, BLA and other regulatory filings, or the timing of commercial launches, estimated market opportunities of product candidates, manufacturing timetables, capacity and success rates, the potential benefits of product candidates, the Company’s focus on partnerships to advance its intended strategy, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Nothing in this report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company undertakes no duty to update these forward-looking statements. All the scientific and clinical data presented within this report are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification.

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In connection with the foregoing, the Company made available a presentation, a copy of which is attached hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than the exhibits hereto) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-240260, 333-274218 and 333-286151) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Targeting PRAME+ Tumors with IMA203CD8, a PRAME-directed TCR T-cell Therapy: Results from a Phase 1 Study

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.
Date: October 23, 2026
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer